UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

J. Alexander’s Corporation
(Exact name of registrant as specified in its charter)

Tennessee	62-0854056
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

3401 West End Avenue, Suite 260, P.O. Box 24300, Nashville, Tennessee	37202
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Stock (par value $.05 per share) with	The NASDAQ Stock Market LLC
associated Series A Junior Preferred Stock
Purchase Rights

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities To Be Registered.

The following amends and restates the description of J. Alexander’s Corporation’s (the “Company”) securities set forth in its Form 8-A, as amended.

Common Stock:

The Company is authorized to issue 10,000,000 shares of common stock, par value $.05 per share, and 1,000,000 shares of preferred stock, no par value per share. On March 2, 2012, 5,994,485 shares of common stock were issued and outstanding, and no shares of preferred stock were issued and outstanding. The holders of common stock are entitled to one vote per share on all matters to be voted on by the shareholders and are not entitled to cumulative voting in the election of directors, which means that the holders of a majority of the shares voting for the election of directors can elect all of the directors then standing for election by the holders of common stock. The holders of common stock are entitled to share ratably in such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor. The outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. The holders of common stock have no preemptive rights or other rights to subscribe for shares or to convert shares of common stock into other securities.

The Restated Bylaws (“Bylaws”) of the Company describe certain board approvals that must be obtained for transactions involving certain business combinations, including transactions with interested shareholders or transactions involving a change of control of the Company. Generally, the Bylaws mandate that the transaction be approved by a majority of disinterested directors or that it comply with specific transactional requirements stated in the Bylaws in Article 29.

Series A Junior Preferred Stock Purchase Rights:

On March 2, 2012, the Board of Directors of J. Alexander’s Corporation (the “Company”), a Tennessee corporation, declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.05 per share, and adopted a shareholder rights plan, as set forth in the Rights Agreement dated as of March 5, 2012 (the “Rights Agreement”), by and between the Company and Computershare Trust Company, N.A., as rights agent. The dividend is payable on March 16, 2012, to the shareholders of record on March 16, 2012.

In general terms, the Rights Agreement works by imposing a significant penalty upon any person or group which acquires 15% or more, or in the case of a Qualified Institutional Investors, 20% or more, of the outstanding common stock of the Company without the approval of the Board of Directors. The Rights Agreement includes a qualifying offer exception for all-cash, fully financed tender offers for all shares open for a certain period of time, as described below. It is designed to assure that all of the Company’s shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against abusive tactics to gain control of the Company without paying all shareholders a premium for that control.

A summary of the terms of the Rights Agreement follows. This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit herein. A copy of the Rights Agreement is available free of charge from the Company upon request.

The Rights.  The Board authorized the issuance of a Right with respect to each outstanding share of common stock on March 16, 2012.  The Rights will initially trade with, and will be inseparable from, the common stock.  The Rights are evidenced only by the balances indicated in the book-entry account system of the transfer agent for the common stock or, in the case of certificated shares, certificates that represent shares of common stock.  New Rights will accompany any new shares of common stock we issue after March 16, 2012 until the Distribution Date described below.

Exercise Price.  Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (“Preferred Share”) for $30.00, once the Rights become exercisable.  This portion of a Preferred Share will give the shareholder approximately the same dividend, voting, and liquidation rights as would one share of common stock.  Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability.  The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more, or in the case of a Qualified Institutional Investor, 20% or more, of the outstanding common stock or 10 business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer (other than a Qualified Offer, for so long as such offer qualifies as a Qualified Offer) which, if completed, would result in that person or group becoming an Acquiring Person.

Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying common stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act — are treated as beneficial ownership of the number of shares of the company’s common stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of the company’s common stock are directly or indirectly held by counterparties to the derivatives contracts.  Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Plan are excepted from such imputed beneficial ownership.

The date when the Rights become exercisable is referred to as the “Distribution Date.”  Until that date, the balances in the book-entry accounting system of the transfer agent for the common stock or, in the case of certificated shares, common stock certificates will also evidence the Rights, and any transfer of shares of common stock or, in the case of certificated shares, certificates for common stock will constitute a transfer of Rights.  After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock.  Any Rights held by an Acquiring Person or any Associate or Affiliate thereof are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

●
Flip In.  If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person or any Associate or Affiliate thereof may, for $30.00, purchase shares of the common stock with a market value of $60.00 based on the market price of the common stock prior to such acquisition.

●
Flip Over.  If the Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person or any Associate or Affiliate thereof may, for $30.00, purchase shares of the acquiring corporation with a market value of $60.00 based on the market price of the acquiring corporation’s stock, prior to such merger.

●
Notional Shares.  Shares held by Affiliates and Associates of an Acquiring Person, and Notional Shares held by counterparties to a Derivatives Contract with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Preferred Share Provisions.

Each one one-hundredth of a Preferred Share, if issued:

●	will not be redeemable.

●	will entitle holders to quarterly dividend payments of $0.01 per one one-hundredth of a share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

●	will entitle holders upon liquidation either to receive $1.00 per one one-hundredth of a share or an amount equal to the payment made on one share of common stock, whichever is greater.

●	will have the same voting power as one share of common stock.

●	if shares of the common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a Preferred Share should approximate the value of one share of common stock.

Expiration.  The Rights will expire on March 4, 2013.

Redemption.  The Board may redeem the Rights for $0.001 per Right at any time before any person or group becomes an Acquiring Person.  If the Board redeems any Rights, it must redeem all of the Rights.  Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.001 per Right.  The redemption price will be adjusted if the company has a stock split or stock dividends of the common stock.

Qualified Offer Provision.  In the event that the Company receives a Qualified Offer (as described below), the Board may, but is not obligated to, call a special meeting of shareholders for the purpose of voting on a resolution to accept the Qualified Offer and to authorize the redemption of the Rights pursuant to the provisions of the Rights Agreement. Such an action by shareholders requires the affirmative vote of the holders of a majority of the Common Shares outstanding as of the record date for the Special Meeting (excluding for purposes of such calculation Common Shares beneficially owned by the Person making the Qualified Offer and such Person’s Affiliates and Associates).  If either (i) such a special meeting is not held within 105 business days following commencement of the Qualified Offer or (ii) at such a special meeting shareholders approve such action, then the Rights will be redeemed.

A “Qualified Offer” is an tender or exchange offer for all of the outstanding common stock that (i) is fully financed, (ii) has an offer price per share exceeding the greater of (x) 40% of the 12-month moving average closing price of the common stock, and (y) 40% of the closing price of the common stock on the day immediately preceding commencement of the offer, (iii) remains open until at least the earlier of (x) 106 business days following the commencement of the offer, or (y) the business day immediately following the date on which the results of the vote adopting any redemption resolution at any special meeting of shareholders as set forth above is certified, (iv) is conditioned on the offeror being tendered at least 51% of the common stock not held by the offeror (and the offeror’s Affiliates and Associates), (v) assures a prompt second-step acquisition of shares not purchased in the initial offer at the same consideration (both with respect to amount and type of consideration) as the initial offer, (vi) if such offer includes non-cash consideration, such consideration must consist solely of the securities of the person making the offer, and the Company and its representatives must be given access to conduct a reasonable due diligence review of the offeror, and (vii) meets other requirements set forth in the Rights Agreement.

Exchange.  After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding common stock, the Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions.  The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock.  No adjustments to the Exercise Price of less than 1% will be made.

Amendments.  The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights.  After a person or group becomes an Acquiring Person, the Board may not amend the agreement in a way that adversely affects holders of the Rights.

The Articles of Amendment to the Charter and the Rights Agreement are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

Additionally, the Company amended the existing shareholder rights plan, which was adopted on May 16, 1989 (the “1989 Agreement”). The amendment changed the expiration of the 1989 Agreement from May 31, 2012, to March 5, 2012, at 8:00 am Central Standard Time. This amendment to the 1989 Agreement is attached hereto as Exhibit 4.2 and incorporated by reference.

Item 2.  Exhibits.

3.1	Articles of Amendment to the Charter of J. Alexander’s Corporation (Incorporated by reference to Exhibit 3.1 to J. Alexander’s Corporation’s Form 8-K filed on March 5, 2012).

4.1
Rights Agreement, dated as of March 5, 2012, between J. Alexander’s Corporation and Computershare Trust Company, N.A., which includes the form of Articles of Amendment to the Charter as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (Incorporated by reference to Exhibit 4.1 to J. Alexander’s Corporation’s Form 8-K filed on March 5, 2012).

4.2
Amendment to Rights Agreement, dated as of March 5, 2012, between J. Alexander’s Corporation and Computershare Trust Company, N.A. (amending 1989 Rights Agreement) (Incorporated by reference to Exhibit 4.2 to J. Alexander’s Corporation’s Form 8-K filed on March 5, 2012).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

J. ALEXANDER’S CORPORATION

Date: March 5, 2012

	By:	/s/ R. Gregory Lewis
	Name:	R. Gregory Lewis
	Title:	Chief Financial Officer, Vice President of Finance and Secretary

EXHIBIT LIST

3.1	Articles of Amendment to the Charter of J. Alexander’s Corporation (Incorporated by reference to Exhibit 3.1 to J. Alexander’s Corporation’s Form 8-K filed on March 5, 2012).

4.1
Rights Agreement, dated as of March 5, 2012, between J. Alexander’s Corporation and Computershare Trust Company, N.A., which includes the form of Articles of Amendment to the Charter as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (Incorporated by reference to Exhibit 4.1 to J. Alexander’s Corporation’s Form 8-K filed on March 5, 2012).

4.2
Amendment to Rights Agreement, dated as of March 5, 2012, between J. Alexander’s Corporation and Computershare Trust Company, N.A. (amending 1989 Rights Agreement) (Incorporated by reference to Exhibit 4.2 to J. Alexander’s Corporation’s Form 8-K filed on March 5, 2012).